

May 12, 2009

Room 7010

Kenneth D. Mann
Vice President and Chief Financial Officer
Deltic Timber Corporation
210 East Elm Street, PO Box 7200
El Dorado, Arkansas 71731

>   **Re: Deltic Timber Corporation**
>   **Annual Report on Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed March 6, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 23, 2009**
>   **File No. 1-12147**

Dear Mr. Mann:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Executive Officers of the Registrant, page 19

1. Describe briefly, in future filings, the business experience during the past five years of Mr. Phillip A. Pesek as required by Item 401(e)(1) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies and Estimates, page 38

2. We note your disclosure of your critical accounting policies. Please expand your discussion of critical accounting policies, to analyze to the extent material for each critical estimate identified, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please analyze each estimate for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. In this regard, please address the following, in future filings:

- Your timber/timberlands asset balance represents 62% of total assets at December 31, 2008. We note that the Woodlands segment's operating income increased over 12% during 2008; however majority of the increase was due to increased sales of non-strategic revenue sources. We further note that you expect the markets for residential housing and lumber to remain depressed through 2009 and prices received for pine saw timber harvested are not expected to improve. Based on the above, please provide discussion in your accounting policy for timber/timberlands how you assess these assets for recoverability in light of the current economic environment. Your discussion should include any impairment tests that are performed, quantify the assumptions used and provide sensitivity analysis of the major assumptions.

    Given the current economic conditions and the impact it has had on your stock price, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results. Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

3. Please expand your critical accounting policy for investment in real estate held for development and sale to provide additional insight on how you perform your impairment analysis under SFAS 144 for each inventory category. We believe it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessments relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. For example, please consider including the following:

- Please disclose which developments (i.e. Chenal Valley, Chenal Downs, Red Oak Ridge) were tested for impairment during each period presented and whether any of the developments were determined to be impaired during each period presented.
- Please expand the discussion of the significant estimates and assumptions used to determine estimated future cash flows and fair value to provide more detailed

information regarding the underlying assumptions. For example, disclose the basis for your assumptions of the timing of home sales, selling prices and costs and the process you use to develop these assumptions. It is not clear whether these assumptions are based on recent trends or metrics or incorporate underlying assumptions regarding a change to current trends in the market and the economy.

- Discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used, as well as whether certain estimates and assumptions are more subjective than others.
- Provide specific quantified disclosure regarding your developments and whether or not they have been impacted severely by the downturn in the housing market, where inventory is moving at a slower than anticipated pace, or whose sales prices or margins are trending downward. Since your real estate is concentrated in Arkansas, please provide an analysis of the Arkansas real estate market, including the local market trends and assumptions that are specific to that market such as employment rates, consumer confidence, income and housing demand and new and existing housing levels.
- You disclose on page 26, the number of developed lots that remain uncommitted at December 31, 2008. As discussed in Section 501.12 of the Financial Reporting Codification, a tabular presentation of relevant financial or other information may aid an investor in better understanding of your discussion and analysis. In future filings, please include a tabular presentation the following additional information for each development, comparatively for each period presented:
    - average price of home deliveries, new orders and backlog,
    - value of homes in new orders,
    - value of cancellations,
    - sales incentives provided to customers.
- You disclose in your Form 10-Q for the period ending March 31, 2009 that on March 23, 2009, the Board of Directors of Deltic Real Estate Investment Company, ("DREIC"), adopted a plan of dissolution for DREIC which was approved on April 6, 2009. Please tell us and disclose, in future filings, how this dissolution has impacted or will impact operations, liquidity and cash flow, specifically quantifying the assets subject to liquidation, any resulting gain or loss from the dissolution and addressing whether or not this dissolution triggered additional impairment analyses under SFAS 144.

This information will convey to investors the current and ongoing risks related to the recoverability of your real estate assets as well as the risk that impairment charges may need to be recorded. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions.

Consolidated Statements of Cash Flows, page 47

4. We note your line items "Real estate costs recovered upon sale" and "Timberland costs recovered upon sale" included in operating activities. Please tell us the nature of these costs and the associated transactions and how your classification on the Statements of Cash Flows complies with SFAS 95.

Note 9 – Credit Facilities, page 59

5. We note the disclosure regarding your covenants on page 35 and in Note 9 on page 59 to the financial statements. In future filings, please expand this discussion to disclose the actual ratios as of each reporting date. In this regard, please disclose your leverage ratio, minimum timber market value as a percent of outstanding senior indebtedness and fixed charge ratio. Also disclose the covenants related to your Senior Notes and Note Payable as discussed in Note 10 on page 60. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Provide a clear discussion of the ramifications of a covenant violation and a discussion of the financing options being considered in sufficient detail to allow an investor to see through the eyes of those who manage the business.

Exhibit Index

6. Include in future filings an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Exhibit 4.1

7. Identify in future filings the documents from which amendments 1 and 2 are incorporated by reference and the exhibit numbers of the amendments in those documents.

Exhibits 31.1 and 31.2

8. We note the introductory phrase "The Company's Financial Officer and I" in the first sentence of paragraphs 4 and 5 of exhibit 31.1 and the introductory phrase "The Company's Chief Executive Officer and I" in the first sentence of paragraphs 4 and 5 of exhibit 31.2. We note the same language in the March 31, 2009 10-Q. The certifications must conform exactly to the words set forth in Item 601(b)(31) of Regulation S-K: "The registrant's other certifying officer(s) and I." Please revise in future filings.

Definitive Proxy Statement on Schedule 14A

Class III—Terms Expire in 2011, page 9

9. Describe briefly in future filings the business experience during the past five years of Mr. R. Madison Murphy. We note that dates of his business experience are omitted except for his directorship of Deltic.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Brigitte P. Lippmann, Senior Staff Attorney, at (202) 551- 3713.

Sincerely,

Terence O'Brien
Accounting Branch Chief